Rule 424(b)(3)
333-116020

GigaBeam Corporation

Supplement dated February 22, 2005 to
Prospectus dated October 13, 2004

This Prospectus covers 1,428,400 shares of common stock of GigaBeam Corporation issuable upon exercise of redeemable warrants sold in our 2004 initial public offering. Each redeemable warrant entitles the registered holder thereof to purchase until 5:00 p.m. Eastern Time on October 13, 2009 one share of our common stock at an exercise price of $5.05 per share, subject to adjustment in certain circumstances.

If the redeemable warrants are all exercised, of which there can be no assurance, we could receive approximately $7, 213,000 of proceeds, before the payment of any solicitation fees that may be due. We intend to apply any such proceeds for working capital.

On February 18, 2005 the last sale price of our common stock as reported on the Over the Counter Bulletin Board was $9.40.

Recent Developments

On January 28, 2005 and February 1, 2005, we issued an aggregate of $2.5 million principal amount of 8% senior notes, referred to as “Notes”, with common stock purchase warrants, referred to as “Private Warrants” to accredited investors in an asset-backed financing for an aggregate purchase price of $2.5 million. The principal use of the proceeds of this financing was to fund our accounts receivable and component and product inventory in connection with the deployment of our products, which is scheduled to commence in the fiscal quarter ending March 31, 2005.

The Notes mature on January 28, 2008. The principal amount of the Notes is convertible at the election of the holders into shares of our common stock at $8.00 per share, commencing April 1, 2005. One-half of the interest on the Notes will be payable in cash, semi-annually beginning July 31, 2005, and the balance will be payable, on the earlier of the Notes' maturity or conversion, in cash or, at each holder's option, shares of our common stock valued at the lesser of (i) $10.00 per share and (ii) the volume weighted average per-share price of our common stock for the ten trading days ended five business days prior to the applicable interest payment date. The Notes are secured by substantially all of our assets as well as the personal pledge of shares of our common stock by each of our Chief Executive Officer and President. We may not incur additional indebtedness for borrowed money that is senior to or pari passu to the Notes without the prior written consent of holders of 50% or more of the principal amount of the Notes then outstanding, subject to certain exceptions for accounts receivable and equipment financings.

The Private Warrants are exercisable to purchase an aggregate of 446,429 shares of our common stock at an exercise price of $7.00 per share from April 1, 2005 through January 28, 2011. We will use our best efforts to have the Private Warrants quoted on the OTCBB promptly following effectiveness of the registration statement described below. Until the date the Private Warrants are so quoted (the “OTCBB Date)”, the exercise price thereof will be subject to weighted average anti-dilution adjustments for issuances below the exercise price. The Private Warrants permit cashless exercises until the OTCBB Date. We may redeem all but not part of the outstanding Private Warrants as provided under the terms of the Private Warrants.

We have agreed to file a Registration Statement on or about May 1, 2005 covering the Private Warrants and the shares of our Common Stock issuable under the Notes and Private Warrants. In the event we conduct another financing prior to September 30, 2005, holders of the Notes will have the right to convert all or a portion of the then outstanding principal amount of their Notes, plus applicable interest, into the securities issued in such financing.

In January 2005, Gilbert G. Goldbeck resigned as our Chief Financial Officer.

On December 10, 2004, we entered into an Amended and Restated Strategic Alliance Agreement, referred to as the "Amended Alliance", with Sophia Wireless, Inc., referred to as “Sophia”, amending, restating and superceding the Strategic Alliance Agreement, dated February 6, 2004, as amended April 22, 2004, referred to as the "Alliance Agreement".

Under the terms of the Amended Alliance, we agreed to pay Sophia $300,000 (in addition to the amount of $750,000 we previously paid to Sophia under the Alliance Agreement) in non-recurring engineering and licensing fees (the "NRE/License Fees") for a) the development and delivery of three wireless design technologies for use in our products and b) the grant by Sophia to us of perpetual royalty-free licenses to manufacture and sell the corresponding three components designed by Sophia in Registrant's products on an eighteen month exclusive basis which may be extended upon mutual agreement of the parties. The NRE/License Fees are payable by us upon delivery by Sophia of the design technologies of which $200,000 has been paid to date and the balance is targeted for payment no later than in the fiscal quarter ending March 31, 2005.

In comparison to the Alliance Agreement, the Amended Agreement provides, among other things: a) us with a “right of first look” and opportunity to participate in the development of and license to Registrant of certain other Sophia developed products, b) for no minimum purchase requirements of Sophia products by us, and c) that any additional development of E-band circuitry by Sophia for us will be mutually agreed upon by them.

The Amended Agreement also provides that no additional warrants to purchase shares of our common stock or Sophia’s common stock, as the case may be, will be issued by each party to the other in connection with the performance incentives under the Alliance Agreement beyond the previously issued: a) our warrant in favor of Sophia to purchase 35,750 shares of our common stock at $1.00 per share, and b) Sophia warrant in favor of us to purchase 40,458 shares of Sophia common stock at $2.20 per share.